

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Hui Luo
Chief Executive Officer
Classover Holdings, Inc.
450 7th Avenue, Suite 905
New York, New York 10123

>   **Re: Classover Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 6, 2025**
>   **File No. 333-287044**

Dear Hui Luo:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 6, 2025
Prospectus Summary
Our Business
Recent Developments, page 9

1.   Please provide a more comprehensive description of your "Solana-centric digital asset treasury strategy," including material provisions of the policies and arrangements governing your exchange of cash for Solana and/or other digital assets and monetization of such assets. Explain why you have opted to pursue this strategy, including why your strategy seems to emphasize Solana, and disclose how, if at all, such strategy will impact your provision of online interactive live courses. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as Solana and/or other digital assets, as we note that the Note Purchase Agreement provides that proceeds may be used to purchase "SOL, BTC, or USDC."

    Discuss the quantitative limit on the percentage of your total assets that may be held as Solana in Section 6.14 of the EPFA, and explain whether and how this may impact your ability to use proceeds from the EPFA and the Note Purchase Agreement to purchase Solana and/or other digital assets. Lastly, please disclose your Solana purchases to date.

2.   Identify the third party advisors and other entities involved in execution of your digital asset treasury strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. For example, your current reports on Form 8-K filed May 1, 2025 and June 2, 2025 and the exhibits thereto reference Chaince Securities LLC as "digital asset strategic advisor," BitGo Trust Company, Inc. as custodian, and SOL Collateral Management LLC as collateral agent. Please clarify whether the EPFA investor and Note Purchase Agreement investor are affiliated with any of these entities or each other.

3.   Enhance your description of the senior secured convertible notes to highlight, if true, that the notes are collateralized by a security interest in the Solana tokens and other crypto assets purchased with proceeds from the notes, as well as "all of the existing and future assets of the Company...including all of the capital stock of each of the subsidiaries..." Clarify whether Solana tokens purchased with proceeds from the EPFA will also serve as collateral for the notes, and ensure that risks associated with this collateral structure are adequately addressed.

Risk Factors, page 27

4.   Please add risk factor disclosure regarding your "Solana-centric digital asset treasury strategy," including any material financing, liquidity, or other risks you face related to heightened volatility of your "core reserve asset" and the impact that a crypto asset market disruption may have, directly or indirectly, on the value of Solana or other digital assets you intend to hold. Address any material risks resulting from your agreements and arrangements with third parties related to the purchase, custody, and sale of Solana and other token-related activities.

Use of Proceeds, page 28

5.   To the extent known, please provide more specificity regarding the "significant portion of the proceeds received under the EPFA" that will be used for the purchase of Solana as opposed to general working capital. Refer to Item 504 of Regulation S-K.

Exhibit Index, page II-4

6.   Please file the executed Equity Purchase Facility Agreement as an exhibit to the registration statement.

General

7.   We note from prospectus disclosure and Exhibits 99.1 to the current reports on Form 8-K filed May 1, 2025 and June 2, 2025 that you may engage in activities aside from purchasing and holding Solana, including "operating Solana validators to earn staking rewards,' and that Chaince Securities LLC will assist with "advising on strategic

alternatives, partnerships, and growth opportunities within the digital asset and blockchain ecosystem." If your digital asset-related activities are expected to materially impact your primary business operations or growth strategies, please revise where appropriate to disclose as much. Disclose any known material costs related to the operation of Solana validators.

Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Gallant